                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
    Tolworthy,     Thomas            A.        Barnes & Noble, Inc.        Symbol = BKS           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director      ___ 10% Owner
                                                                                              ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
   c/o Barnes & Noble, Inc.                    Number of Reporting     Month/Year                Vice President and President of
   122 Fifth Avenue                            Person, if an entity    December 2000             Barnes & Noble Booksellers, Inc.
__________________________________________     (voluntary)          ______________________________________________________________
                 (Street)
   New York         NY            10011                             5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                       Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

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                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock                     12/8/00    M           44,983(1)   A     $17.125(1)
Common Stock                     12/8/00    S           44,983      D     $25.6265        -0-

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

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                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)               $17.125(1)    12/8/00    M                        44,983(1)         (2)         4/2/07
Stock Option (Right to Buy)               $16.75         3/7/00    A             10,790                       (3)         3/6/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option (Right to Buyer)  Common Stock      44,983(1)
Stock Option (Right to Buyer)  Common Stock      10,790                     61,780(4)            D

Explanation of Responses

(1)  These options originally related to one-half the number of shares at twice the exercise price, and were reported as such.
     The number of shares acquired and the related exercise price set forth above result from the two-for-one stock split effected by the Issuer on September 22, 1997.
(2)  One-third of these options became exercisable on April 3 of each of the years 1998 through 2000.
(3)  One-fourth of these options become exercisable on March 7 of each of the years 2001 through 2004.
(4)  Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock.

                                                                                /s/ Thomas A. Tolworthy           January 9, 2001
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.            Thomas A. Tolworthy

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